UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 26, 2002

Tina S. Van Dam
Corporate Secretary
The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Re: The Dow Chemical Company
Incoming letter dated December 21, 2001

Dear Ms. Van Dam:

This is in response to your letters dated December 21, 2001 and January 23, 2002 concerning the shareholder proposal submitted to Dow Chemical by Chris Rossi. We also have received letters on the proponent's behalf dated January 7, 2002 and January 29, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 · 636-2663
(FAX) 989 · 638-1740

December 21, 2001

Via Federal Express

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Shareholder Proposal of Chris Rossi / John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

The Dow Chemical Company ("Dow" or the "Company) received a shareholder proposal by fax on November 9, 2001, from Chris Rossi, Custodian for Vanessa Rossi, (the "Proponent") for inclusion in the Company's proxy materials to be distributed in connection with the 2002 Annual Meeting of Stockholders. The Proponent's cover letter (Attachment 1) stated: "This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden…"

Description of the Proposal

The proposal (an enclosure to Attachment 1) submitted by the Proponent requests the Company's Board of Directors to "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting" (the "Proposal").

Summary of the Company's Position

The Company respectfully requests the concurrence of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Staff will not recommend any enforcement action if the Company omits the Proposal from its 2002 Annual Meeting proxy materials on the grounds that the

Proponent has failed to demonstrate his eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b), after having been notified of the applicable requirements and being given an opportunity to remedy the deficiency pursuant to Rule 14a-8(f).

In accordance with the Securities and Exchange Act of 1934, Rule 14a-8(j), enclosed are six copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent and to Mr. John Chevedden (the "Proponent's Representative") as notice of its intention to omit the Proposal and supporting statements from the 2002 Annual Meeting proxy statement and forms of proxy and the reasons for the omission.

Dow intends to file its definitive 2002 proxy materials with the Commission on or after March 20, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

<u>Notifications of the Deficiency and Failure to Remedy</u>

On behalf of the Company, the undersigned responded to the Proponent's letter on November 21, 2001 (the "November Letter," Attachment 2) by fax with the original sent by overnight delivery. In accordance with Rule 14a-8(f), the November Letter advised the Proponent and the Proponent's Representative that:

1. The Company's transfer agent records at the time showed two registered accounts in the Proponent's name with 805 shares each. However, all 1,610 Dow shares in both accounts resulted from an exchange of Union Carbide Corporation ("UCC") shares into Dow shares on March 30, 2001, as a result of the merger of the two companies that occurred on February 6, 2001.

2. Rule 14a-8(b) requires that a proponent of a shareholder proposal hold Company stock with at least $2,000 in market value continuously for at least one year prior to the time the proposal is submitted (and must continue to hold those securities through the date of the Company's Annual Meeting).

3. The November Letter requested that if there were any additional relevant facts or if there were Dow shares held by the Proponent in either another registered account or a street name account that would enable him to meet the eligibility requirements, to so advise the Company.

4. Rule 14a-8 requires a response to be postmarked or transmitted electronically within 14 days of the date notification of the deficiencies was received.

The Proponent's Representative sent an email request for additional information on December 4, 2001 (Attachment 3). A response was sent by the undersigned on behalf of the Company on December 11, 2001 (the "December Letter," Attachment 4) by fax with the original sent by overnight delivery. The December Letter advised the Proponent and the Proponent's Representative that:

1. In taking its position that the holding period of UCC stock could not be added to the holding period of Dow stock for purposes of meeting the requisite minimum holding period, the Company relied upon prior no action letters issued by the Staff. Four such letters were cited, and it was noted that the Proponent's Representative was involved in two of those four shareholder proposal submissions. An offer was made to provide copies of the no action letters.

2. In response to the question on whether other shareholder proposals had been submitted to the Company from other former UCC shareholders and to which the same holding period analysis was applied, there were no other such proposals.

3. The deadline date of December 5, 2001, to remedy the noted deficiency had passed without a response from either the Proponent or the Proponent's Representative.

No response to the December Letter has been received from either the Proponent or the Proponent's Representative.

Grounds for Exclusion: Failure to Meet One-Year Holding Period of Stock

The eligibility requirements of Rule 14a-8(b) establish that a proponent must continuously have held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission. According to the Company's transfer agent's records, the Proponent became a shareholder of record on February 6, 2001, the effective date of the merger between Dow and UCC when the Proponent's UCC shares became exchangeable for Dow shares and UCC became a wholly owned subsidiary of the Company. February 6, 2001, is less than one year before the Proponent submitted the Proposal on November 9, 2001.

In *Exelon Corporation* (available March 15, 2001), the Staff expressed the view that in a plan of merger in which the surviving company's shares are received in an exchange, the holding period of the surviving company's shares begins at the effective time of the merger. "In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is our view that the proponent's holding period for Exelon shares did not commence earlier than ... the effective time of the merger."

The Staff has consistently granted no action relief in similar situations where the merger occurred less than one year before the shareholder proposal was submitted. See also, *Applied Power* (available October 4, 1999); *Sempra Energy* (available February 8, 1999) and *Baker Hughes Incorporated* (available February 4, 1999).

Failure to Remedy after Notice Provided

The November Letter gave the Proponent timely notice of an eligibility deficiency because his Company stock was not held the minimum one-year period. It also requested him to demonstrate within the 14-day time period specified in the regulations that he was eligible to submit a shareholder proposal pursuant to Rule 14a-8, if that were the case. The Proponent's Representative subsequently acknowledged receipt of the notice, but neither he nor the Proponent have made any claim or submitted any proof that the Proponent has been the beneficial owner of the requisite amount of Company stock for the minimum one-year period. The procedures and substantive issues involved in this matter are ones with which the Proponent's Representative has had personal experience since he has previously submitted shareholder proposals to other companies where similar deficiencies have been noted.

The Staff has consistently granted no action relief with respect to the omission of a proposal when a proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice of deficiency pursuant to Rule 14a-8(f). See *Actuant Corporation* (available October 16, 2001); *Motorola., Inc.* (available September 28, 2001); *Unocal Corporation* (available February 25, 1997) and *SBC Communications, Inc.* (available September 6, 1996).

Conclusion

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's 2002 proxy materials because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of the Company's stock continuously for at least a year prior to submitting the Proposal.

If you have any questions or require any further information, please contact me at the numbers on the letterhead. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Thank you.

Very truly yours,

Tina S. Van Dam

Enclosures

cc: Chris Rossi
Custodian for Vanessa Rossi
P.O. Box 249
Boonville, CA 95415

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Chris Rossi
P.O. Box 249
Boonville, CA 95415

FX: 989/636-5832
FX: 989/636-4033
PH: 989/636-1000

RECEIVED
NOV 09 2001
T.S. Van Dam

Mr. William Stavropoulos
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos,

In the interest of sustained long-term shareholder value this Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication. This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Rossi

Nov-5-01
Date

Chris Rossi
Custodian for Vanessa Rossi
Record Holder
Dow Chemical Company

cc:
Tina S. Van Dam
Secretary
FX: 989/636-5832

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) *989 • 638-1740*

November 21, 2001

Via Facsimile 310.371.7872
Original to Follow by Federal Express

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Shareholder Proposal

Dear Mr. Chevedden:

By way of this letter, we wish to acknowledge receipt of a shareholder proposal for the 2002 Annual Meeting of Shareholders of The Dow Chemical Company that was received on November 9, 2001, from Chris Rossi, Custodian for Vanessa Rossi, (the "Proponent"). You were appointed as the Proponent's representative and substitute, and we have been directed to send all communications to you on behalf of the Proponent, including communication pertaining to the shareholder proposal process.

Our records show two registered accounts in the Proponent's name: #332-2861 with 805 Dow common shares and #332-2883 with 805 Dow common shares. However, it appears that none of the Dow shares have been held the requisite amount of time to be eligible as the basis for submission of a shareholder proposal. As you may know, Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in part requires that a proponent of a shareholder proposal hold company stock with at least $2,000 in market value continuously for at least one year prior to the time the proposal is submitted (and must continue to those securities through the date of the company's Annual Meeting of Stockholders). The transfer agent records indicate that both of these accounts exchanged certificated shares of Union Carbide Corporation for stock of The Dow Chemical Company on March 30, 2001, as a result of the merger of the two companies that occurred on February 6, 2001. Therefore, it appears that the Proponent has held Dow stock for less than the required one-year amount of time. We were not able to find another registered account under the name provided.

Please advise if there is additional relevant information or if the Proponent has additional Dow shares in a different registered account that have been held the requisite amount of time. If the Proponent holds Dow shares in a street account, please provide a written statement from the record holder (usually a broker or bank) verifying the number of shares and verifying that the Dow shares have been held continuously since at least November 9, 2000.

Rule 14a-8 further requires that any response that you may wish to make to this letter must be postmarked or transmitted electronically no later than 14 days from the date you receive a notification of procedural or eligibility deficiencies relative to the shareholder proposal. Please direct any response to me at the fax number or address on the letterhead. Feel free to call me to discuss the proposal.

Thank you,

Tina S. Van Dam

/smf

cc *: Chris Rossi
Custodian for Vanessa Rossi
P.O. Box 249
Boonville, CA 95415

* *Sent by U.S. Postal Service as no courier delivery to Post Office boxes.*

Van Dam, Tina (TS)

From: caravan west [santa66fe@yahoo.com]
Sent: Tuesday, December 04, 2001 4:05 AM
To: Tina Van Dam
Subject: DOW & Proposal

Dear Ms. Van Dam,

Can you advise by email on Dec. 4 the reason why Union Carbide Corporation stock ownership would not establish the one year requirement. For instance there are cases where shareholders receive stock in a different company and still the original ownership date continues to count under rule 14a-8 for the new company.

Also are there any other proposals submitted that the company considers to fall under this same rule interpretation for the 2002 DOW definitive proxy.

Thank you.

Sincerely,
John Chevedden

cc:
Chris Rossi

TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) ***989 • 638-1740***

December 10, 2001
As corrected on December 11, 2001

Via facsimile 310.371.7872
Original to follow by Federal Express

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

Thank you for your recent phone call acknowledging receipt of my November 21, 2001 letter to you. You asked for my email address, but declined to discuss by phone the *pending shareholder proposal* submitted by the proponent, Chris Rossi, Custodian for Vanessa Rossi, who has appointed you as his representative and substitute.

A few days after the call, on December 4, I received an email from "caravan west [santa66fe@yahoo.com]." Unfortunately, I did not realize this was a message from you, since it appeared from the address to be an unsolicited email from a travel vendor. You had asked for an immediate reply the same day.

Your email requested I explain "the reason why Union Carbide Corporation stock ownership would not establish the one-year requirement." I refer you to some prior no-action letters issued by the staff of the Securities and Exchange Commission dealing with similar issues of shares acquired by the proponent pursuant to a merger within one year of submitting a proposal, including:

Exelon Corporation	available March 15, 2001
Applied Power, Inc.	available October 4, 1999
Sempra Energy	available February 8, 1999
Baker Hughes Incorporated	available February 4, 1999

You were apparently the proponent or the proponent's representative in two of those four SEC letters. However, if you wish, I can fax you copies of each of those letters so that you can review the staff's reasoning.

Your email also asked if The Dow Chemical Company had received other proposals to which we had applied the same rule. We have not received any other shareholder proposals this year from any other proponent whose holdings in Dow stock resulted from a merger-related exchange of stock of Union Carbide Corporation.

Your communications did not respond to the questions in my November 21 letter as to whether or not there are any other shares of The Dow Chemical Company held by the proponent, Chris Rossi, Custodian for Vanessa Rossi, that would meet the regulatory requirements of **stock with at least $2,000 in market value held continuously for at least a year prior to the proposal submission. As I had explained, there is a 14-day deadline that ended on Wednesday, December 5 for a response to correct the noted deficiencies of this proposal submission.**

Please contact me if you wish to discuss these matters. Thank you.

Sincerely,

Tina S. Van Dam

cc: Chris Rossi
Custodian for Vanessa Rossi
P.O. Box 249
Boonville, CA 95415

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Dow Chemical Company (DOW)
Shareholder Response to Company No Action Request
The Majority of Directors to be Independent
Established Shareholder Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to The Dow Chemical Company no action request (NAR). It is believed that DOW must meet the burden of proof under rule 14a-8.

1) There is precedent for an exchange of stock having no impact in the determination of the one-year period. For instance General Motors shareholders received Delphi Automotive stock in 1999 and were able to submit Delphi shareholder proposals within 6 months.
2) (Fallacy) Withholding key corporate governance information from a NAR is an asset under rule 14a-8:
The company did not provide information on the Delphi precedent, as requested earlier, which could have settled this issue on an informal basis.
3) It is not believed that rule 14a-8 encourages proposal exclusion based on key information that the company excludes from its NAR, such as distinguishing this case from Delphi.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: DOW
Chris Rossi

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return
Also via fax

January 29, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Dow Chemical Company (DOW)
Shareholder Response to Company No Action Request
The Majority of Directors to be Independent
Established Shareholder Proposal Topic

Ladies and Gentlemen:

In response to the company January 22, 2002 letter these are issues for the company burden of proof under rule 14a-8:

1) The company does not claim that Delphi had any grounds to exclude a proposal under rule 14a-8.
2) The company does not claim that Delphi had any grounds to exclude a proposal on the one-year ownership issue.
3) The company raises the bar for the company burden of proof by conceding that Delphi made no attempt to exclude shareholder proposals based on rule 14a-8 issues.

4) The company provides no support for its claim of a Delphi "waiver."
5) The company does not provide any views by the staff that are close analogies to the company no action request.

6) The company makes a claim that it did not withhold information.
7) This claim is unsupported by any explanation other than a reference.
8) The company then changes the subject and claims it is excused anyway since it is not "normal practice to include such information."

9) This late in the process the company still has not provided information to link the views of the Staff in other cases to this 2002 proposal on the one-year ownership issue.
10) The Delphi precedent raises the bar for the company burden of proof since the company provides no evidence of a "waiver" at Delphi.
11) Delphi told investors that under the applicable rules, the Delphi one-year requirement was met as a result of Delphi shareholders acquiring their Delphi stock through stock ownership in another company.

12) The company concludes its unsupported string by claimingthat relevant information on the company characterizedDelphi "waiver" is not "described in publicly-availableinformation."

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

Sincerely,

John Chevedden
cc: DOW
Chris Rossi

TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) 989 • 638-1740

January 23, 2002

Via Federal Express

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Shareholder Proposal of Chris Rossi / John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On January 21, 2002, The Dow Chemical Company (the "Company") received a copy of a letter (the "January Letter") dated January 7, 2002, addressed to the Office of Chief Counsel, Division of Corporation Finance (the "Staff"), from Mr. John Chevedden (the "Proponent's Representative"), attached as Exhibit A. The letter was captioned in part with the title "Shareholder Response to Company No Action Request, The Majority of Directors to be Independent, Established Shareholder Proposal Topic."

The January letter was sent in response to the Company's December 21, 2001, letter (the "Request"), attached as Exhibit B, requesting that the Staff concur with the Company that a poison pill proposal (the "Proposal") submitted by Chris Rossi, Custodian for Vanessa Rossi, (the "Proponent") could be excluded from the Company's 2002 proxy materials. The basis for such exclusion is that the Proponent failed to demonstrate eligibility to submit a shareholder proposal under Rule 14a-8(b) of the Securities Exchange Act of 1934 as amended (the "Exchange Act") as a holder of the Company's stock continuously for at least a year prior to submitting the Proposal on November 9, 2001. The Proponent became a shareholder of the Company as a result of a merger that became effective on February 6, 2001.

The following responses are numbered to correspond to the numbered items in the January Letter:

1. <u>Example cited by Proponent's Representative does not constitute precedent.</u>

In May 1999, General Motors Corporation ("GM") divested its shares of the common stock of Delphi Automotive Systems Corporation ("Delphi") through a spin-off dividend to holders of GM $1 2/3 common stock. The Proponent's Representative was among the

Delphi shareholders who late in 1999 submitted a shareholder proposal for the 2000 Delphi proxy statement. Notwithstanding the fact that he had not held Delphi stock continuously for at least one year prior to the submission, Delphi did not raise the deficiency under Rule 14a-8.

This sequence of events is presumably the reference of the Proponent's Representative described in the January Letter as follows: "There is precedent for an exchange of stock having no impact in the determination of the one-year period. For instance General Motors shareholders received Delphi Automotive stock in 1999 and were able to submit Delphi shareholder proposals within 6 months."

Such voluntary waiver on the part of another corporation does not constitute binding precedent as to the Company's actions nor as to the Staff in considering the Company's Request for no action. The Company's Request does cite several prior published Staff decisions in support of its position.

2. <u>The Company withheld no information.</u>

The Company did not withhold information from either the Staff in the Request or the Proponent's Representative. Copies of all the correspondence with the Proponent's Representative were included in the Request. No "key corporate governance information" was withheld as stated by Mr. Chevedden by omitting a description of the Delphi actions described in Item 1. There is no obligation nor normal practice to include such information.

As noted on Attachment 3 to the Request, the Proponent's Representative sent an email on December 4, 2001, which read in part: "Can you advise by email on Dec. 4 the reason why Union Carbide Corporation stock ownership would not establish the one year requirement. For instance there are cases where shareholders receive stock in a different company and still the original ownership date continues to count under rule 14a-8 for the new company."

Attachment 4 to the Request was a response sent to the Proponent's Representative that fully answered his questions and noted several prior Staff no action letters, two of which personally involved him. Since the Proponent's Representative personally submitted a shareholder proposal to Delphi for their 2000 proxy statement, he had actual knowledge of that action as well, so was not disadvantaged by any omission of the information that was not even known to the Company.

3. <u>Rule 14a-8 is not consistent with the Proponent's Representative's analysis.</u>

The Proponent's Representative suggests that Rule 14a-8 includes a Company's obligation to include information such as described in Item 1 above in a no action request. The Company believes that such information does not constitute precedent, is not required by the Exchange Act rules, and is not even readily determinable or retrievable information. The Delphi waiver was a lack of action on the part of another company that was not well-noted or described in publicly-available information.

Accordingly, the Company does not believe that any of the arguments of the Proponent's Representative stated in the January Letter merit a conclusion different from that requested in its December 21, 2001, no action letter Request.

Enclosed are six copies of this letter and its attachments. The Company is also simultaneously sending a copy of this letter and its attachments to the Proponent and to the Proponent's Representative.

If you have any questions or require any further information, please contact me at the numbers on the letterhead. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Thank you.

Very truly yours,

Tina S. Van Dam

Enclosures

cc: Chris Rossi
Custodian for Vanessa Rossi
P.O. Box 249
Boonville, CA 95415

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
JAN 22 2002
Office of Corporate Secretary

The Dow Chemical Company (DOW)
Shareholder Response to Company No Action Request
The Majority of Directors to be Independent
Established Shareholder Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to The Dow Chemical Company no action request (NAR). It is believed that DOW must meet the burden of proof under rule 14a-8.

1) There is precedent for an exchange of stock having no impact in the determination of the one-year period. For instance General Motors shareholders received Delphi Automotive stock in 1999 and were able to submit Delphi shareholder proposals within 6 months.
2) (Fallacy) Withholding key corporate governance information from a NAR is an asset under rule 14a-8:
The company did not provide information on the Delphi precedent, as requested earlier, which could have settled this issue on an informal basis.
3) It is not believed that rule 14a-8 encourages proposal exclusion based on key information that the company excludes from its NAR, such as distinguishing this case from Delphi.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: DOW
Chris Rossi

EXHIBIT B

TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) 989 • 638-1740

December 21, 2001

Via Federal Express

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Shareholder Proposal of Chris Rossi / John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

The Dow Chemical Company ("Dow" or the "Company) received a shareholder proposal by fax on November 9, 2001, from Chris Rossi, Custodian for Vanessa Rossi, (the "Proponent") for inclusion in the Company's proxy materials to be distributed in connection with the 2002 Annual Meeting of Stockholders. The Proponent's cover letter (Attachment 1) stated: "This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden…"

Description of the Proposal

The proposal (an enclosure to Attachment 1) submitted by the Proponent requests the Company's Board of Directors to "seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting" (the "Proposal").

Summary of the Company's Position

The Company respectfully requests the concurrence of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Staff will not recommend any enforcement action if the Company omits the Proposal from its 2002 Annual Meeting proxy materials on the grounds that the

Proponent has failed to demonstrate his eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b), after having been notified of the applicable requirements and being given an opportunity to remedy the deficiency pursuant to Rule 14a-8(f).

In accordance with the Securities and Exchange Act of 1934, Rule 14a-8(j), enclosed are six copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent and to Mr. John Chevedden (the "Proponent's Representative") as notice of its intention to omit the Proposal and supporting statements from the 2002 Annual Meeting proxy statement and forms of proxy and the reasons for the omission.

Dow intends to file its definitive 2002 proxy materials with the Commission on or after March 20, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

Notifications of the Deficiency and Failure to Remedy

On behalf of the Company, the undersigned responded to the Proponent's letter on November 21, 2001 (the "November Letter," Attachment 2) by fax with the original sent by overnight delivery. In accordance with Rule 14a-8(f), the November Letter advised the Proponent and the Proponent's Representative that:

1. The Company's transfer agent records at the time showed two registered accounts in the Proponent's name with 805 shares each. However, all 1,610 Dow shares in both accounts resulted from an exchange of Union Carbide Corporation ("UCC") shares into Dow shares on March 30, 2001, as a result of the merger of the two companies that occurred on February 6, 2001.

2. Rule 14a-8(b) requires that a proponent of a shareholder proposal hold Company stock with at least $2,000 in market value continuously for at least one year prior to the time the proposal is submitted (and must continue to hold those securities through the date of the Company's Annual Meeting).

3. The November Letter requested that if there were any additional relevant facts or if there were Dow shares held by the Proponent in either another registered account or a street name account that would enable him to meet the eligibility requirements, to so advise the Company.

4. Rule 14a-8 requires a response to be postmarked or transmitted electronically within 14 days of the date notification of the deficiencies was received.

The Proponent's Representative sent an email request for additional information on December 4, 2001 (Attachment 3). A response was sent by the undersigned on behalf of the Company on December 11, 2001 (the "December Letter," Attachment 4) by fax with the original sent by overnight delivery. The December Letter advised the Proponent and the Proponent's Representative that:

1. In taking its position that the holding period of UCC stock could not be added to the holding period of Dow stock for purposes of meeting the requisite minimum holding period, the Company relied upon prior no action letters issued by the Staff. Four such letters were cited, and it was noted that the Proponent's Representative was involved in two of those four shareholder proposal submissions. An offer was made to provide copies of the no action letters.

2. In response to the question on whether other shareholder proposals had been submitted to the Company from other former UCC shareholders and to which the same holding period analysis was applied, there were no other such proposals.

3. The deadline date of December 5, 2001, to remedy the noted deficiency had passed without a response from either the Proponent or the Proponent's Representative.

No response to the December Letter has been received from either the Proponent or the Proponent's Representative.

Grounds for Exclusion: Failure to Meet One-Year Holding Period of Stock

The eligibility requirements of Rule 14a-8(b) establish that a proponent must continuously have held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission. According to the Company's transfer agent's records, the Proponent became a shareholder of record on February 6, 2001, the effective date of the merger between Dow and UCC when the Proponent's UCC shares became exchangeable for Dow shares and UCC became a wholly owned subsidiary of the Company. February 6, 2001, is less than one year before the Proponent submitted the Proposal on November 9, 2001.

In *Exelon Corporation* (available March 15, 2001), the Staff expressed the view that in a plan of merger in which the surviving company's shares are received in an exchange, the holding period of the surviving company's shares begins at the effective time of the merger. "In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for purposes of the federal securities laws, it is our view that the proponent's holding period for Exelon shares did not commence earlier than ... the effective time of the merger."

The Staff has consistently granted no action relief in similar situations where the merger occurred less than one year before the shareholder proposal was submitted. See also, *Applied Power* (available October 4, 1999); *Sempra Energy* (available February 8, 1999) and *Baker Hughes Incorporated* (available February 4, 1999).

Failure to Remedy after Notice Provided

The November Letter gave the Proponent timely notice of an eligibility deficiency because his Company stock was not held the minimum one-year period. It also requested him to demonstrate within the 14-day time period specified in the regulations that he was eligible to submit a shareholder proposal pursuant to Rule 14a-8, if that were the case. The Proponent's Representative subsequently acknowledged receipt of the notice, but neither he nor the Proponent have made any claim or submitted any proof that the Proponent has been the beneficial owner of the requisite amount of Company stock for the minimum one-year period. The procedures and substantive issues involved in this matter are ones with which the Proponent's Representative has had personal experience since he has previously submitted shareholder proposals to other companies where similar deficiencies have been noted.

The Staff has consistently granted no action relief with respect to the omission of a proposal when a proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice of deficiency pursuant to Rule 14a-8(f). See *Actuant Corporation* (available October 16, 2001); *Motorola., Inc.* (available September 28, 2001); *Unocal Corporation* (available February 25, 1997) and *SBC Communications, Inc.* (available September 6, 1996).

Conclusion

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's 2002 proxy materials because the Proponent has failed to demonstrate his eligibility to submit a shareholder proposal under Rule 14a-8 as a holder of the Company's stock continuously for at least a year prior to submitting the Proposal.

If you have any questions or require any further information, please contact me at the numbers on the letterhead. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Thank you.

Very truly yours,

Tina S. Van Dam

Enclosures

cc: Chris Rossi
Custodian for Vanessa Rossi
P.O. Box 249
Boonville, CA 95415

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Chris Rossi
P.O. Box 249
Boonville, CA 95415

FX: 989/636-5832
FX: 989/636-4033
PH: 989/636-1000

RECEIVED
NOV 09 2001
T.S. Van Dam

Mr. William Stavropoulos
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland, MI 48674

Dear Mr. Stavropoulos,

In the interest of sustained long-term shareholder value this Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication. This is to appoint Mr. John Chevedden and/or his designee to substitute for me, including pertaining to the shareholder proposal process for the forthcoming shareholder meeting, before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Chris Rossi
Chris Rossi
Custodian for Vanessa Rossi
Record Holder
Dow Chemical Company

Nov 5-01
Date

cc:
Tina S. Van Dam
Secretary
FX: 989/636-5832

4 –SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & *www.cii.org*
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website under Proposals.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

DOW

TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) *989 • 638-1740*

November 21, 2001

Via Facsimile 310.371.7872
Original to Follow by Federal Express

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Shareholder Proposal

Dear Mr. Chevedden:

By way of this letter, we wish to acknowledge receipt of a shareholder proposal for the 2002 Annual Meeting of Shareholders of The Dow Chemical Company that was received on November 9, 2001, from Chris Rossi, Custodian for Vanessa Rossi, (the "Proponent"). You were appointed as the Proponent's representative and substitute, and we have been directed to send all communications to you on behalf of the Proponent, including communication pertaining to the shareholder proposal process.

Our records show two registered accounts in the Proponent's name: #332-2861 with 805 Dow common shares and #332-2883 with 805 Dow common shares. However, it appears that none of the Dow shares have been held the requisite amount of time to be eligible as the basis for submission of a shareholder proposal. As you may know, Rule 14a-8 of the Securities Exchange Act of 1934, as amended, in part requires that a proponent of a shareholder proposal hold company stock with at least $2,000 in market value *continuously for at least one year prior to the time the proposal is submitted* (and must continue to those securities through the date of the company's Annual Meeting of Stockholders). The transfer agent records indicate that both of these accounts exchanged certificated shares of Union Carbide Corporation for stock of The Dow Chemical Company on March 30, 2001, as a result of the merger of the two companies that occurred on February 6, 2001. Therefore, it appears that the Proponent has held Dow stock for less than the required one-year amount of time. We were not able to find another registered account under the name provided.

Please advise if there is additional relevant information or if the Proponent has additional Dow shares in a different registered account that have been held the requisite amount of time. If the Proponent holds Dow shares in a street account, please provide a written statement from the record holder (usually a broker or bank) verifying the number of shares and verifying that the Dow shares have been held continuously since at least November 9, 2000.

Rule 14a-8 further requires that any response that you may wish to make to this letter must be postmarked or transmitted electronically no later than 14 days from the date you receive a notification of procedural or eligibility deficiencies relative to the shareholder proposal. Please direct any response to me at the fax number or address on the letterhead. Feel free to call me to discuss the proposal.

Thank you,

Tina S. Van Dam

/smf

cc *: Chris Rossi
Custodian for Vanessa Rossi
P.O. Box 249
Boonville, CA 95415

* *Sent by U.S. Postal Service as no courier delivery to Post Office boxes.*

Van Dam, Tina (TS)

From: caravan west [santa66fe@yahoo.com]
Sent: Tuesday, December 04, 2001 4:05 AM
To: Tina Van Dam
Subject: DOW & Proposal

Dear Ms. Van Dam,

Can you advise by email on Dec. 4 the reason why Union Carbide Corporation stock ownership would not establish the one year requirement. For instance there are cases where shareholders receive stock in a different company and still the original ownership date continues to count under rule 14a-8 for the new company.

Also are there any other proposals submitted that the company considers to fall under this same rule interpretation for the 2002 DOW definitive proxy.

Thank you.

Sincerely,
John Chevedden

cc:
Chris Rossi

TINA S. VAN DAM
Corporate Secretary

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674
989 • 636-2663
(FAX) *989 • 638-1740*

December 10, 2001
As corrected on December 11, 2001

Via facsimile 310.371.7872
Original to follow by Federal Express

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

Thank you for your recent phone call acknowledging receipt of my November 21, 2001 letter to you. You asked for my email address, but declined to discuss by phone the pending shareholder proposal submitted by the proponent, Chris Rossi, Custodian for Vanessa Rossi, who has appointed you as his representative and substitute.

A few days after the call, on December 4, I received an email from "caravan west [santa66fe@yahoo.com]." Unfortunately, I did not realize this was a message from you, since it appeared from the address to be an unsolicited email from a travel vendor. You had asked for an immediate reply the same day.

Your email requested I explain "the reason why Union Carbide Corporation stock ownership would not establish the one-year requirement." I refer you to some prior no-action letters issued by the staff of the Securities and Exchange Commission dealing with similar issues of shares acquired by the proponent pursuant to a merger within one year of submitting a proposal, including:

Exelon Corporation	available March 15, 2001
Applied Power, Inc.	available October 4, 1999
Sempra Energy	available February 8, 1999
Baker Hughes Incorporated	available February 4, 1999

You were apparently the proponent or the proponent's representative in two of those four SEC letters. However, if you wish, I can fax you copies of each of those letters so that you can review the staff's reasoning.

Your email also asked if The Dow Chemical Company had received other proposals to which we had applied the same rule. We have not received any other shareholder proposals this year from any other proponent whose holdings in Dow stock resulted from a merger-related exchange of stock of Union Carbide Corporation.

Your communications did not respond to the questions in my November 21 letter as to whether or not there are any other shares of The Dow Chemical Company held by the proponent, Chris Rossi, Custodian for Vanessa Rossi, that would meet the regulatory requirements of **stock with at least $2,000 in market value held continuously for at least a year prior to the proposal submission. As I had explained, there is a 14-day deadline that ended on Wednesday, December 5 for a response to correct the noted deficiencies of this proposal submission.**

Please contact me if you wish to discuss these matters. Thank you.

Sincerely,

Tina S. Van Dam

cc: Chris Rossi
Custodian for Vanessa Rossi
P.O. Box 249
Boonville, CA 95415

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated December 21, 2001

The proposal relates to poison pill plans.

There appears to be some basis for your view that Dow Chemical may exclude the proposal under rule 14a-8(b), because at the time the proponent submitted the proposal, he did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting, as required by rule 14a-8(b). We note in particular that the proponent acquired shares of Dow Chemical's voting securities in connection with a plan of merger involving Dow Chemical. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for the purposes of the federal securities laws, it is our view that the proponent's holding period for Dow Chemical shares did not commence earlier than February 6, 2001, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if Dow Chemical omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Grace K. Lee
Attorney-Advisor